Securities Service Network, Inc.
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

Consolidated Statement of Financial Condition

Year ended December 31, 2017

with Report of Independent Registered Public Accounting Firm

Securities Service Network, Inc.

Consolidated Financial Statement of Financial Condition

Year ended December 31, 2017

Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Service Network, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9729 Cogdill Road, Suite 301
(No. and Street)

Knoxville	Tennessee	37932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Patel 865-777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Jay Patel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Service Network, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice-President/CFO

Title

BETH M. BLAIR
STATE OF TENNESSEE
NOTARY PUBLIC
KNOX COUNTY
MY COMMISSION EXPIRES 2-5-2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EisnerAmper LLP
One Logan Square, Suite 3000
130 North 18th Street
Philadelphia, PA 19103-2757
T 215.881.8800
F 215.881.8801

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of
Securities Service Network, Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Securities Service Network, Inc. and subsidiaries (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the consolidated financial position of the Company as December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
Philadelphia, Pennsylvania
February 27, 2018


Securities Service Network, Inc.

Consolidated Statement of Financial Condition

December 31, 2017


Assets

Cash and cash equivalents	$	8,885,621
Securities owned, at fair value		30,340
Deposits with clearing organizations		180,020
Receivable from clearing organizations and other third parties		13,265,266
Receivable from independent financial advisors		231,927
Notes receivable, net		1,461,765
Prepaid expenses and other assets		316,226
Due from Parent		356,400
Deferred tax asset, net		8,834,882
Total assets	$	33,562,447

Liabilities and stockholder's equity

Liabilities:

Payable to independent financial advisors	$	11,978,784
Accrued compensation		820,689
Accounts payable and other accrued expenses		1,105,049
		13,904,522

Stockholder's equity:

Common stock, no par value, authorized 2,000 shares: issued and outstanding 1,000 shares		6,000
Additional paid-in capital		19,796,829
Accumulated deficit		(144,904)
		19,657,925
Total liabilities and stockholder's equity	$	33,562,447

The accompanying notes are an integral part of this Consolidated Financial Statement.

Securities Service Network, Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2017

1. Description of Business

Securities Service Network, Inc. ("SSN") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Effective January 1, 2018, SSN converted from a corporation to a limited liability company, both of which were organized under the laws of Tennessee. As a result, state income taxes will be greatly reduced for fiscal year 2018 and years thereafter.

The principal business activities of Securities Service Network, Inc. and its wholly-owned subsidiaries (collectively, the Company) are to provide support to its independent financial advisors through executing general securities transactions and by providing research support, risk management, and educational opportunities. In connection with its activities as a broker-dealer, the Company clears customer transactions through clearing brokers on a fully disclosed basis and holds no funds or securities for customers. The Company's success is largely dependent upon the securities market and retaining its advisors.

SSN was acquired by Ladenburg Thalmann Financial Service Inc., ("LTS") on January 2, 2015 ("LTS Acquisition"), at which time it became a wholly-owned subsidiary of LTS.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of SSN and its wholly-owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, Network Agency and SSN Advisory, Inc., Tennessee state companies. All material intercompany balances and transactions are eliminated in consolidation.

Cash Equivalents

The Company considers deposits that can be redeemed on demand and investments that have maturities of less than three months, when purchased, to be cash equivalents which amount to $8,885,621 at December 31, 2017.

Allowance for Doubtful Accounts

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

2. Significant Accounting Policies (*continued*)

The Company also grants credit to its representatives, substantially all of whom are independent financial advisors that are geographically dispersed across the country.

The Company uses the allowance method to account for uncollectible accounts receivable, and as of December 31, 2017, had an allowance for doubtful accounts of $60,000 for receivables included in prepaid expenses and other assets.

Commission and Advisory Service Revenue and Cost Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for accounting principles generally accepted in the United States of America ("GAAP") and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

Amongst other things, the guidance provides for (i) determining whether revenue should be recognized at a point in time or over time, which replaces the previous distinction between goods and services, (ii) identifies distinct performance obligations, accounting for contract modifications and accounting for the time value of money and (iii) new, increased requirements for disclosure of revenue in the financial statements. Furthermore, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly associated with fulfilling a contract. Provided these costs are expected to be recovered, such costs will be capitalized, subsequently amortized over the useful life of customers and tested for impairment.

The Company is adopting the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and identified the following areas of impact upon adoption of the Standard:

- A change in the presentation of revenues in the statement of operations on a gross basis or net of commissions earned by third party advisors and brokers. A portion of advisory services revenue which the Company has historically reported on a gross basis will be presented on a net basis beginning as of the adoption date. While the Company's total

2. Significant Accounting Policies (*continued*)

revenue is expected to be reduced by these changes, there will be an offsetting impact to operating expenses and no impact to operating profit.

- A change in the treatment of forgivable loans issued to new representatives. Forgivable loans were historically recorded as a period expense; however, under the Standard they are incremental costs to obtain a contract with a new representative. Therefore, forgivable loans should be capitalized over the expected life of the Company's relationship with a new representative. Contracts with active representatives as of the adoption date were reviewed and a cumulative-effect adjustment will be made to decrease beginning accumulated deficit.

Additionally, the Company's ongoing implementation work includes evaluating changes required upon adoption of the Standard relating to: (i) new disclosures for disaggregation of revenues, contract balances and performance obligations; (ii) information technology systems; and (iii) internal controls over financial reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2017, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quotes prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. There were no Level 3 assets or liabilities at December 31, 2017.

Securities Service Network, Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2017

3. Fair Value of Financial Instruments (*continued*)

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash and cash equivalents	$8,885,621	$8,885,621	$ —	$8,885,621
Securities owned, at fair value	30,340	—	30,340	30,340
Deposits with clearing organizations	180,020	—	180,020	180,020
Receivables from clearing organizations and other third parties	13,265,266	—	13,265,266	13,265,266
Receivables from independent financial advisors	231,927	—	231,927	231,927
Notes receivable, net	1,461,765	—	1,461,765	1,461,765
Due from parent	356,400	—	356,400	356,400
TOTALS	$24,411,339	$8,885,621	$15,525,718	$24,411,339
LIABILITIES				
Payable to independent financial advisors	$11,978,784	$ —	$11,978,784	$11,978,784
Accrued compensation	820,689	—	820,689	820,689
Accounts payable and other accrued expenses	1,105,049	—	1,105,049	1,105,049
TOTALS	$13,904,522	$ —	$13,904,522	$13,904,522

4. Income Taxes

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in

Securities Service Network, Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2017

4. Income Taxes (*continued*)

which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

An Internal Revenue Code ("IRC") Section 338(h)(10) election was made in connection with the LTS Acquisition, which treated the acquisition as an asset acquisition for U.S. federal income tax purposes. The Company received a step-up in the tax basis of the identifiable intangible assets of $30,901,000 and goodwill of $9,281,000, which are not reflected in the accompanying financial statements. The difference between the bases for financial reporting and tax with respect to the identifiable intangible assets and goodwill resulted in the recognition of a deferred tax asset with a corresponding increase in Additional Paid-in Capital resulting from a transaction among shareholders. Changes to the deferred tax asset related to tax amortization is being reported as a component of deferred tax expense with an offset to the current tax benefit.

In assessing its ability to recover its deferred tax assets, the Company evaluates whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. The Company considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, the Company believes it is more likely than not that it will realize the benefit of its deferred tax asset as of December 31, 2017.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority.

For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2017, the Company has provided a liability of $95,499 for uncertain state tax provisions which includes interest and penalties of $6,522 and $11,680, respectively.

On December 22, 2017 the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 35% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes

Securities Service Network, Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2017

4. Income Taxes (*continued*)

rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provides guidance on accounting for the tax effects of TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. To the extent that a company's accounting for certain income tax effects of the TCJA is incomplete but is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2017 are as follows:

Deferred tax assets:	
Identifiable intangible assets and goodwill	$ 8,786,318
Federal benefit of uncertain tax positions	17,602
Restricted stock expense	7,499
Accruals	9,745
Allowance for doubtful accounts	16,399
	8,837,563
Deferred tax liability:	
Securities owned	(2,681)
Net deferred tax asset	$ 8,834,882

In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2017, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2014 through 2017.

Securities Service Network, Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2017

5. Related Party Transactions

The Company has an operating lease for office facilities with an entity in which the Company's Chief Executive Officer and Chief Financial Officer are members, which expires on March 31, 2020. As of December 31, 2017, future minimum rental payments under the operating lease amount to the following in the years ending December 31,

2018	$ 293,295
2019	302,094
2020	76,077
	$ 671,466

6. Contingencies

In the ordinary course of business, the Company has been named as a defendant in legal and regulatory proceedings. The Company estimates potential losses that may arise out of legal and regulatory proceedings and recognizes liabilities for such contingencies to the extent that such losses are probable and the amount of the loss can be reasonably estimated. Information regarding potential losses is accumulated over time and the estimates of the liability are revised accordingly, with the change recognized in the period revisions are made. At December 31, 2017, the Company provided no liability related to legal and regulatory proceedings. With respect to other pending matters, the Company is unable to estimate a range of possible loss; however, in the opinion of management, after consultation with counsel, the ultimate resolution of these matters should not have a material adverse effect on the Company's financial position, results of operations or liquidity. While the Company believes its estimates for potential losses are reasonable, it is at least reasonably possible that a change in the estimate will occur in the near future.

7. Off Balance-Sheet Risk and Concentration in Credit Risk

The Company maintains its cash in bank deposit accounts and brokerage accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and Securities Investor Protection Corporation ("SIPC") up to certain limits. The Company has not experienced any losses in such accounts.

Two clearing houses accounted for substantially all of the Company's accounts receivable as of December 31, 2017.

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. At December 31, 2017, there were no amounts to be indemnified to the clearing brokers for customer accounts.

Securities Service Network, Inc.
Notes to Consolidated Statement of Financial Condition
December 31, 2017

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $6,603,858 which was $6,353,858 in excess of its required capital of $250,000. The Company's net capital ratio was 2.14 to 1.

The Company claims exemption from the provision of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its clearing brokers on a fully disclosed basis.